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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                               NOTIFICATION OF LATE FILING
(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
             [ ] Form N-SAR

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                                                       SEC FILE NUMBER 000-16852
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                                                       CUSIP NUMBER 500453105
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For Period Ended: September 30, 2001
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I -- REGISTRANT INFORMATION

                               Komag, Incorporated
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                             Full Name of Registrant


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                            Former Name if Applicable

                             1710 Automation Parkway
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            Address of Principal Executive Office (Street and Number)

                         San Jose, California 95131-1873
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                            City, State and Zip Code

                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                              PART III -- NARRATIVE

      On August 24, 2001 (the "Petition Date"), Komag, Inc. (the "Registrant") filed a voluntary petition for Chapter 11 bankruptcy protection in the United Stated Bankruptcy Court for the Northern District of California (the "Bankruptcy Court"). The case has been assigned to the Honorable James R. Grube and will be administered under case number 01-54143-JRG (the "Bankruptcy Proceeding"). Since the Petition Date, the Registrant has managed its affairs as a debtor and debtor-in-possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code.

      In connection with the Bankruptcy Proceeding and pursuant to Sections 327 and 328 of the Bankruptcy Code, the Bankruptcy Court must approve all financial advisors, counsel and other professionals representing the Registrant and the committee of debtors. The Registrant's independent accountant firm prior to the Petition Date was Ernst & Young LLP ("E&Y"). The Bankruptcy Court has not approved E&Y as the Registrant's independent accounting firm, and the Registrant has been unable to secure the Bankruptcy Court's approval of the application for a substitute independent accountant firm. Accordingly, the Registrant lacks independent accountants as of this date capable of performing the necessary quarterly review of the Registrant's unaudited financial statements in accordance with Rule 10-01(d) of Regulation S-X.

                           PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Kathleen A. Bayless         (408)                      576-2087
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(Name)                      (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Due to a merger, weak market conditions, the Registrant's bankruptcy filing and defaults under certain financing agreements, the Registrant's financial statements for the fiscal quarter and nine-months ended September 30, 2001 will change significantly from the fiscal quarter and nine-months ended October 1, 2000.

      Net sales for the three- and nine-month periods ended September 30, 2001 totaled $59.4 million and $224.6 million, down from $84.2 million and $247.3 million recorded in the three- and nine-month periods ended October 1, 2000. The Registrant's net losses in the three- and nine-month periods ended September 30, 2001 were $122.3 million and $262.3 million compared to net losses of $12.6 million and $24.3 million in the comparable periods ended October 1, 2000. The 2001 third quarter and year-to-date net losses include a $99.0 million adjustment to interest expense to accrete outstanding subordinated convertible bonds due in 2004 to their full face value and $2.9 million in reorganization costs. These one-time charges were necessitated due to the Registrant's chapter 11 filing on August 24, 2001. The operating results for the nine-month period ended September 30, 2001 also included amortization of intangibles of $20.6 million and a $43.0 million impairment charge, compared to $7.7 million of amortization of intangibles and a credit of $2.7 million in restructuring activities for the comparable period in 2000.

      The Registrant shipped 9.7 million and 33.4 million disks during the three- and nine-month periods ended September 30, 2001. These totals are down, due to the weak overall economy, from 12.2 million and 34.8 million disks shipped in the comparable periods ended October 1, 2000. The Registrant ended the third quarter of 2001 with a cash and short-term investment balance of $12.1 million compared to $54.5 million at the end of the third quarter of 2000.


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The drop in cash resulted primarily from reductions in revenue, increased costs associated with a merger and exiting certain business activities.

      Due to the Registrant's chapter 11 filing, liabilities totaling $514.6 million are subject to compromise and have been reclassified as such on the September 30, 2001 balance sheet. The Registrant has filed a plan of reorganization by which it intends to satisfy and discharge the claims underlying these liabilities through the issuance of a combination of new notes and common stock.

      As described in Part III above, the Registrant's financial results for the three- and nine-month periods ended September 30, 2001 have not been reviewed by independent accountants in accordance with Rule 10-01(d) of Regulation S-X.


                                Komag, Incorporated.
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                    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    November 15, 2001         By  /s/ Kathleen A. Bayless
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                                 Kathleen A. Bayless, Vice President, Corporate
                                    Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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